UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2022

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 2, 2022, AudioCodes Ltd. (the “Registrant”) issued a press release announcing financial results for the first quarter of 2022, and other matters. A copy of this press release is attached hereto as Exhibit 1 and incorporated by reference herein. The Registrant will also use presentation materials in connection with its first quarter conference call (the “Earnings Release Presentation”), which will be posted on the Registrant's website at https://www.audiocodes.com/investor-relations. A copy of the Earnings Release Presentation is attached hereto as Exhibit 2 and incorporated by reference herein.

The information set forth in (a) the first, second, third and sixth paragraphs following the heading “Details,” and the four paragraphs immediately following the heading “Share Buy Back Program and Cash Dividend” and (b) the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3ASR, File No. 333-238867; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; (ix) the Registrant’s Registration Statement on Form S-8, File No. 333-210438; (x) the Registrant’s Registration Statement on Form S-8, File No. 333-230388; and (xi) the Registrant’s Registration Statement on Form S-8, File No. 333-264535.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and
Chief Financial Officer

Dated: May 2, 2022

EXHIBIT INDEX

Exhibit No.	Description

1	Press release, dated May 2, 2022, announcing financial results for the first quarter of 2022, and other matters.
2	1Q 2022 Earnings Call Supplementary Slides, dated May 2, 2022.